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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*
                                         ------


                     Cinergi Pictures Entertainment Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   172470 10 6
           --------------------------------------------------------
                                 (CUSIP Number)


                               Ronald L. Blanc
                     Blanc Williams Johnston & Kronstadt
                    1900 Avenue of the Stars, 17th Floor,
                            Los Angeles, CA  90067
                                (310) 552-2500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              September 3, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---


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CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               Andrew G. Vajna
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

               SC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               U.S.A.
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        5,863,872
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        5,491,531
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                 5,863,872
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                                 43.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                                 IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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    This Amendment No. 4 adds the following information to Items 3, 4, 5 and 7 of the restated Amendment No. 1 and Amendments Nos. 2 and 3 to the Schedule 13D filed by Andrew G. Vajna with respect to ownership of the common stock, par value $.01 per share (the "Common Stock") of Cinergi Pictures Entertainment Inc. (together with its subsidiaries, the "Company").


ITEM 3   SOURCE FUNDS

    As described below, Andrew G. Vajna, President, Chief Executive Officer, and Chairman of the Board of Directors of Cinergi Pictures Entertainment Inc. (the "Company") has entered into an Agreement of Merger (the "Merger Agreement") with the Company; Valdina Corporation N.V., a corporation organized under the laws of the Netherlands Antilles ("Valdina"); and CPEI Acquisition Inc., a Delaware corporation. The source of funds for the cash payments to be made pursuant to the Merger Agreement to holders of common stock of the Company other than Mr. Vajna and Valdina will be Company funds including cash expected to be made available by the planned sale by the Company of its rights in DIE HARD WITH A VENGEANCE to Twentieth Century Fox Film Corporation.


ITEM 4   PURPOSE OF THE TRANSACTION

    The Merger Agreement, which was executed on September 3, 1997, provides for the merger (the "Merger") of the Company with CPEI Acquisition Inc., which is wholly owned by Mr. Vajna and Valdina and which was formed solely for the purpose of effecting the Merger, with the Company to be the surviving corporation. If the Merger is


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consummated as provided, each share of Common Stock outstanding immediately prior to the Merger (other than shares owned by Mr. Vajna or Valdina or shares as to which statutory dissenters' rights are perfected) will be converted at the effective time of the Merger into the right to receive $2.30 in cash, subject to potential upward adjustment as set forth in the Merger Agreement. Upon consummation of the Merger, the Company will be wholly owned by Mr. Vajna and Valdina. Valdina is currently beneficially owned 49.9% by Mr. Vajna and 50.1% by a trust which benefits certain persons including Mr. Vajna's son. As previously reported, however, Valdina's corporate parent is in the process of redeeming nearly all of its shares that are held by the trust so that, upon the effectiveness of that redemption, 99.8% of the stock of that parent corporation will be owned by Mr. Vajna. The redemption is expected to be completed in October, 1997, and prior to the consummation of the Merger.

    The Merger Agreement also provides that Mr. Vajna's employment agreement with the Company will terminate at the effective time of the Merger. Upon termination of the employment agreement, Mr. Vajna will be paid (i) one hundred percent of the fixed annual compensation that would otherwise have been payable to him from the consummation of the Merger through December 31, 1997, (ii) 50% of the fixed annual compensation that would otherwise have been payable to him from January 1, 1998 through December 31, 1998), and (iii) the producer's performance fees earned under his employment agreement with respect to DIE HARD WITH A VENGEANCE.

    The Merger was approved by the Company's Board of Directors on September 2, 1997, based in part upon the recommendation of a special committee of the Board. The Company intends to call a special meeting of its stockholders to seek approval of the Merger Agreement, as well as approval of the sale of substantially all of the Company's assets pursuant to the Company's previously reported agreements with a subsidiary of The Walt Disney Company ("Disney") and Twentieth Century Fox Film Corporation ("Fox"). (Certain recent amendments to those previously reported agreements are described and set forth in the report on Form 8-K filed by the Company on or about September 5, 1997 and the accompanying exhibits.)

    The Merger is subject to the satisfaction or waiver of numerous conditions, including, among others, (i) approval of the Merger Agreement at the special meeting of stockholders by the affirmative vote of a majority of the shares voted on the merger proposal without taking into account those shares owned by Mr. Vajna, Valdina, or any affiliate of Mr. Vajna or Valdina; (ii) the successful completion of the pending sales of Company assets to Disney and Fox; and (iii) that holders of not more than 15% of the


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outstanding of shares of Common Stock assert appraisal rights in connection with the Merger. The Merger Agreement may also be terminated and the Merger abandoned under various circumstances including, among others, if the parties to the Merger Agreement mutually agree or if the Merger is not consummated by December 31, 1997. There is no assurance that the Merger will be consummated.

    As previously reported, Mr. Vajna submitted a written bid to the Company in May, 1997 to purchase most of the Company's pending motion picture development projects and to cancel his employment agreement with the Company subject to certain payments to be made to him. The purchase price he proposed for the development projects was $4,750,000 plus assumption of, or reimbursement of the Company for, certain related development expenses incurred after May 1, 1997. The Company provisionally accepted this bid, subject to, among other things, its intention to solicit certain qualifying over-bids for the development projects for a period of 60 days. No qualifying over-bids were received, so the agreed purchase price for those development projects remains $4,750,000 plus assumption of, or reimbursement for, the designated expenses. In view of the Merger Agreement, under which Mr. Vajna and Valdina will become the sole shareholders of the Company, no separate transfer of the projects by the Company to Mr. Vajna is anticipated, and the agreed purchase price for those projects has been taken into consideration in the determination of the cash amount to be paid to the Company's public shareholders in cancellation of their shares in the Merger.

    Mr. Vajna proposed the Merger and the purchase of the development projects after the Company had announced that it did not intend to commence production of any additional motion pictures and that it was considering its alternatives including the disposition of its assets other than those it had already agreed to sell to Disney. The purpose of the Merger, as proposed by Mr. Vajna, was to provide the Company's public shareholders promptly with their share of the realizable value of the Company's net assets, free of risk of subsequent continuing losses and operating expenses.

    Consummation of the Merger will substantially reduce the Company's liquid assets and capitalization because of the cash payments to be made by the Company to its public shareholders in cancellation or redemption of their shares; and it will reduce the number of shareholders of the Company to two: Mr. Vajna and Valdina (which will be 99.8% beneficially owned by Mr. Vajna). Consummation of the Merger will also: (i) result in dispositions by the Company's shareholders other than Mr. Vajna and Valdina of all of their shares of Common Stock, (ii) make the Common Stock eligible for termination of registration under
Section 12(g) of the Securities Exchange Act of 1934,


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and (iii) lead to the termination of public reporting by the Company and the termination of authorization of quotations for shares of Common Stock on Nasdaq. Following the Merger, Mr. Vajna will be the President and sole director of the Company.

    A copy of the Merger Agreement is attached hereto as Exhibit 2.1, which is incorporated herein by this reference.


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

    At the present time, Mr. Vajna directly owns 5,491,531 shares of Common Stock (approximately 40.84% of the outstanding shares); he holds an irrevocable proxy on 372,341 additional shares (approximately 2.77%) owned by the Company's Chief Operating Officer; and he has an indirect 49.9% ownership interest in the stock of Valdina, which owns an additional 957,446 shares (approximately 7.12%) of the Common Stock (as to which Mr. Vajna has previously disclaimed beneficial ownership). The other 50.1% indirect ownership interest is held by a trust that benefits, among other persons, Mr. Vajna's son. Upon the effectiveness of the previously reported redemption by Valdina's corporate parent of 50% of its outstanding shares indirectly owned by that trust, Mr. Vajna will indirectly beneficially own 99.8% of Valdina, which will give him voting and dispositive power over its shares. He will then have dispositive power over a total of 6,448,977 shares of Common Stock and voting power over a total of 6,821,318 shares. Consummation of the Merger will leave Mr. Vajna with voting and dispositive power over 6,448,977 shares, which will be all the outstanding shares of Common Stock after the Merger.


ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

    A copy of the following document is attached hereto as an Exhibit:

         Agreement of Merger, dated as of September 2, 1997, by and among Mr. Vajna, the Company, Valdina, and CPEI Acquisition Inc.


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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 4, 1997

                                  /s/  Andrew G. Vajna
                                  -------------------------
                                       Andrew G. Vajna





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                                    EXHIBIT INDEX

EXHIBIT NO.                  DESCRIPTION OF EXHIBIT
- ----------                   ----------------------

   2.1 Agreement of Merger, dated as of September 2, 1997, by and among Andrew G. Vajna, Valdina Corporation N.V., CPEI Acquisition Inc., and Cinergi Pictures Entertainment Inc.













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